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03037524

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME America Telecom

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

FILE NO. 82- 34636 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE: 11/18/03

FILE No. ~~82-5251~~

A N N U A L   R E P O R T   2 0 0 2

82-34636

03 NOV 10 AM 7:21

AR/S
12-31-02

américa
telecom

américa telecom

Economic Overview

In 2002, the Mexican economy recovered slightly, with a 0.9% growth of the Gross Domestic Product, standing at Ps$6,153 billion constant pesos at year end. However, the GDP was lower than forecast at the end of 2001, affected by external factors, like the uncertainty related to the global economy growth.

The weakness of the economy impacted on job generation which fell below estimates for the year. In 2002, the total number of insured in the Mexican Social Security Institute rose by approximately 386 thousand individuals. The General Unemployment Rate rose during the year from 2.4 reflected in 2001 to 2.7 at the end of 2002.

The exchange rate increased by approximately 14% during the year; the quotation at year end was 10.44. Direct foreign investments diminished by 46% in comparison with the previous year. The deficit in the current account stood at US$14 billion 58 million, representing approximately 0.6% of the GDP.

Relevant Economic Figures

	2001	2002
GDP	-0.3 %	0.9 %
INPC	4.4 %	5.7 %
* Dollar	9.34	9.67
* Cete	11.26	7.08

* Annual average

The trade balance registered a deficit of US$7 billion 997 million, a 19.7% reduction in respect to the 2001 deficit. This reduction is explained by oil prices, low economic growth and the level of the exchange rate, which made Mexican products more competitive in international markets and imported products more expensive in the domestic market.

In 2002 the Banco de Mexico maintained its monetary policy of controlling inflation. The use of the "short" to restrict liquidity of the economy helped to reduce inflationary expectations. At year end 2002, the "short" was Ps$475 million.

The National Consumers Price Index rose by 5.7% in 2002, 120 basis points higher than the figure forecast by the Banco de México at the end of 2001, and 130 basis points higher than the inflation registered in 2001. The depreciation of the peso and the rise in contractual salaries were two of the factors that contributed to the higher inflation rate.

Consolidated Results


2002

Sales	57,461
Operating Income	12,459
EBITDA	20,753

The CETEs rate at 28 days, which is taken as the reference rate in Mexico, held at an average level of 7.08% in 2002, 418 basis points lower than the rate registered during the previous year. Interest rates reflected a stable trend throughout the year; CETEs reached their historical minimum in April and closed the year at 6.98%, barely 10 basis points below the annual average.

The year 2002 was a difficult one for Mexico. In years to come, the country must consolidate the macro economic stability it has achieved, maintaining sound public finances; however, internal mechanisms must be found which will allow for stimulating economic growth and the generation of more jobs.

Operating and Financial Results

Once the spin-off of Carso Global Telecom (Telecom), was authorized, and América Telecom (Amtel) was established as a new Mexican corporation, the principal investment of Amtel was concentrated in América Móvil.

Starting in May 2002, pursuant to a resolution for a spin-off adopted by the Shareholders Meeting in November 2001, the group proceeded to deliver the certificates that had been issued by Amtel, the created company; the shareholders of Carso Global Telecom received one share of the paid in capital stock of Amtel for each share of the capital stock of Telecom, against the surrender of the outstanding certificates in their possession. In the case of shares deposited with S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, this right was exercised in accordance with applicable legal and administrative provisions. With the surrender of the certificates, América Telecom was incorporated as a new issuer in the Mexican Stock Exchange, with ticker code Amtel series A1.

América Telecom was incorporated as a pure holding company, whose investment in shares is concentrated exclusively in shares of the capital stock of América Móvil. At the close of 2002, the interest of Amtel in América Móvil was represented by 68.54% series AA shares, 16.56% series A shares and 18.85% series L shares, which jointly represent 32.83% of all the outstanding shares of América Móvil.

2002 was another year that reflected significant growth for cellular telephone service in Latin America, despite the adverse economic scenario. As a result of the foregoing, the consolidated income of América Telecom was Ps$57,461 million. Amtel reported an operation profit of Ps$12,459 million, while EBITDA stood at Ps$20,753 million.

At the unconsolidated level, Amtel reported a total debt of Ps$5 billion 280 million and cash and securities in the amount of Ps$577 million resulting in a net debt of Ps$4 billion 703 million pesos. The debt is composed of a 49% long term debt and 59% denominated in foreign currency. The unconsolidated cash flow of the company, basically formed by the dividends of América Móvil and the management fee received from subsidiaries totaled $333 million pesos.

I Want to thank our stockholders for their confidence and support, and to renew our commitment to work on improving the performance of the company.



Non Consolidated Debt

Short Term	2,695.3
Long Term	7,584.7
	5,280.0

Sincerely,

Ing. Carlos Slim Helú
Chairman of the Board.

América Móvil, S.A. de C.V.

At the close of 2002, América Móvil became consolidated as the largest operator of cellular telephone service in Latin America; its subsidiaries totaled 31.6 million subscribers, including 5.6 million new affiliaies in 2002, which translated into an 21.5% increase in its customer base during the year.

América Telecom's Position in América Móvil

	2002 MM Shares	2002 %
AA	2,500	6[illegible].54
A	48	16.56
L	1,693	18.85
Total Position	4,241	32.83

The main subsidiary of América Móvil is Telcel, the leading operator of cellular telephone services in Mexico, with 20.1 million subscribers at the close of 2002. This company registered a growth in its subscribers base of 18.3% compared with 2001.

Telecom Americas, a subsidiary which groups the operations of América Móvil in Brazil had 5.2 million customers at the end of 2002, 19.9% more than in December 2001.

Other operations, in countries such as Guatemala, Ecuador, Colombia and United States total 6.3 million subscribers, with an increase in the customer base of 34.8% in 2002.

América Móvil recorded sales of Ps$57 billion 461 million pesos 31.4% higher than the previous year. The significant sales growth can be explained by the consolidation of Telecom Americas in the results of América Móvil, plus a significant increase in the majority of its operations, a result of the dynamics of cellular telephone service in the region.

Operating profit was Ps$12 billion 485 million, a 47.4% growth, and a 21.7% margin on sales, 230 basis points higher than in 2001. Operating flow (EBITDA) rose by 57.6%, amounting to Ps$20 billion 802 million; the EBITDA margin was 36.2% with an increase of 600 basis points compared with the previous year. Greater operating efficiency is the result of policies aimed at cost reduction adopted by company management.

In 2002, América Móvil increased its participation in Telecom Americas from 45.5% to 96%, after acquiring the participation of Bell Canada International and Southwestern Bell International. As a result, América Móvil became the majority shareholder of the second operator of wireless telephone service in Brazil.

In December, América Móvil reached an agreement to acquire 95% of the capital stock of the Colombian operator of wireless telephone service, Celcaribe, S.A., which operates in the Caribbean area. This operation will allow América Móvil to have a national presence in Colombia.

In addition, in December América Móvil initiated operations in Nicaragua, through its subsidiary, Servicios de Comunicaciones de Nicaragua, S.A., which operates under the commercial name of PCS Digital. Previously the company had acquired a concession to provide PCS cellular telephone services in Nicaragua in the 1900 megahertz spectrum.

Mexico, Federal District, April 15 2003

To the Board of Directors of América Telecom, S.A. de C.V.

To the members of the board:

Pursuant to section Fifth of Article 14 bis 3 of the Law of the Securities Market, and the recommendations contained in the Code of Best Corporate Practices, on behalf of the Auditing Committee of América Telecom., S.A. de C.V. (the "Company"), we hereby inform you of the activities performed by the Company's Auditing Committee during the fiscal period ended December 31, 2002.

Company Management has the basic responsibility to issue financial statements on the basis of accounting principles generally accepted in Mexico, to timely and adequately prepare financial information and other information to be released to the securities market, and implement internal control systems. On the other hand, the Auditing Committee has reviewed, on behalf of the Board of Directors, the audited consolidated financial statements of the Company and its subsidiaries at December 31, 2002. The review included an analysis and approval of accounting policies, procedures and practices of the Company.

The following activities were performed by the Company's Auditing Committee during the fiscal year:

a) Various actions were analyzed and a recommendation was made to the Board for candidates for the external auditors of the Company, including the scope of their powers and conditions for retaining them, in order to conduct an accounting audit of the Company.

b) We interviewed the external auditors of the Company in order to verify that they satisfied the independence and personnel turnover requirements.

c) Together with the Company's external auditors, we reviewed the analysis and comments made during the audit, as well as the procedures followed and their scope, ensuring that they will be conducted with the greatest possible objectivity and that the financial information will be useful, timely and trustworthy.

d) We collaborated in the supervision of compliance with auditing contracts, as well as in the evaluation of the results.

e) A recommendation was made to the Board of Directors regarding the bases for preparing and releasing the Company's financial information, as well as general internal control guidelines.

f) We reviewed the Company's financial statements at December 31, 2002, the auditor's report as well as accounting policies used in preparing the financial statements. After hearing the opinions of the external auditors, who are responsible for expressing their opinion on the rationality of the financial statements and their adherence to accounting principles generally accepted in Mexico, a recommendation was made to the Board of Directors to approve them so that said financial statements can be submitted to the Annual Regular Shareholders Meeting of the Company.

g) Various transactions with affiliates were reviewed and analyzed.

h) We reviewed and analyzed the report of the Board of Directors regarding the corporate situation of the Company, including a review of the Company's legal documentation.

i) In performing our activities, we were supported by the information, procedures and controls established by América Móvil, S.A. de C.V., the principal subsidiary of the Company.

The foregoing is to satisfy the requirements of the Securities Market Law and any other obligations that have or may be assigned to this Auditing Committee by the Company Board of Directors.

Very Truly Yours,

José Kuri Harfush
Chairman of the Auditing Committee

FILE No. 82-5251

Board Members

Ing. Carlos Slim Helú	COB - América Telecom One year as Board Member
Lic. Carlos Slim Domit	COB - Grupo Carso One year as Board Member
Ing. Jaime Chico Pardo	CEO - Teléfonos de México One year as Board Member
Ing. Claudio X. González Laporte	COB - Kimberly Clark de México One year as Board Member
Lic. José Kuri Harfush	COB - Janel One year as Board Member
C.P. Juan Antonio Pérez Simón	Vicechairman - Teléfonos de México One year as Board Member

Alternate Board Members

Lic. Arturo Elias Ayub	Strategic Alliances, Communication and Institutional Relations Director - Teléfonos de México One year as Board Member
C.P. Humberto Gutierrez Olvera-Zubizarreta	CEO - Grupo Carso One year as Board Member
Lic. Daniel Hajj Aboumrad	CEO - América Telecom One year as Board Member
Lic. Marco Antonio Slim Domit	COB - Grupo Financiero Inbursa One year as Board Member
Lic. Patrick Slim Domit	Mass Market Director - Teléfonos de México One year as Board Member
Lic. Eduardo Valdés Acra	COB - Banco Inbursa One year as Board Member

Statutory Auditors

C.P. Alberto Tiburcio Celorio
C.P. Fernando Espinosa López

Secretary

Lic. Rafael Robles Miaja

Consolidated Financial Statements

Years Ended December 2002 and 2001
with Report of Independent Auditors

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of
América Telecom, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of América Telecom, S.A. de C.V. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders' equity and changes in financial position for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of some of the subsidiaries at December 31, 2002 and 2001, which collectively account for approximating 8% and 10% of operating revenues and 10% and 11% of total assets in 2002 and 2001, respectively, as well as the financial statements of some of the affiliates at December 31, 2001, which collectively account for 21% of total assets and 90% of total equity in the results of affiliates at such date were examined by other independent auditors, and our opinion, insofar as it relates to the financial information of such subsidiaries, is based solely on the reports of the other independent auditors.

We conducted our audits in accordance with auditing standards generally accepted in in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with accounting principles generally accepted in Mexico. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other independent auditors, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of América Telecom, S.A. de C.V. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

Mancera, S.C.
A Member Practice of Ernst & Young Global

Francisco Alvarez

Mexico City
February 25, 2003

To the Stockholders of
América Telecom, S.A. de C.V.

In my capacity as statutory auditor and in compliance with Article 166 of the Mexican Corporations Act and the bylaws of América Telecom, S.A. de C.V., I am pleased to present my report on the financial statements for the year ended December 31, 2002, as submitted to you by the Board of Directors.

Among the auditing procedures applied, I personally attended, or in my absence the alternate statutory auditor, the stockholders' and the Board of Directors' meetings to which I was summoned; I reviewed, to the extent that I considered necessary in the circumstances, the unqualified report of the Company's independent auditors dated February 25, 2003, issued as a result of their audit of the financial statements made in accordance with auditing standards generally accepted in Mexico. Such financial statements are the responsibility of the Company's management.

In my opinion, based on my examination and the report of the other independent auditors mentioned in the preceding paragraph , the accounting and reporting policies and criteria observed by the Company in the preparation of the financial statements that are being presented to the stockholders are adequate and sufficient and were applied on a basis consistent with that of the prior year. Consequently, it is also my opinion that the above-mentioned financial statements present accurately, fairly and sufficiently, in all material respects, the financial position of América Telecom, S.A. de C.V. and subsidiaries at December 31, 2002, and the consolidated results of their operations, changes in their stockholders' equity and changes in their financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico.

Alberto Tiburcio
Statutory Auditor

Mexico City
February 25, 2003

FILE No. 82-5251

América Telecom, S.A. de C.V. and Subsidiaries
(Thousands of Mexican pesos with purchasing power at December 31, 2002)

		December 31, 2002		2001
Assets				
Current assets:				
Cash and short-term investments	Ps.	9,214,570	Ps.	2,672,093
Marketable securities (Note 3)		1,452,440		11,214,363
Accounts receivable, net (Note 4)		6,272,868		4,647,075
Related parties (Note 15)		586,129		1,796,567
Inventories, net (Note 5)		3,007,764		3,602,490
Prepaid expenses and other current assets		910,381		664,634
Total current assets		21,444,172		24,597,222
Long-term and other investments (Note 8)		3,165,159		24,768,534
Plant, property and equipment, net (Note 6)		60,588,631		42,256,562
Licenses, net (Note 7)		15,374,1[illegible]4		2,615,390
Trademarks (Note 8)		6,537,0[illegible]1		
Goodwill, net (Note 8)		6,148,998		4,499,914
Total assets	Ps.	113,258,105	Ps.	98,737,622

		December 31, 2002		December 31, 2001
Liabilities and stockholders' equity				
Current liabilities:				
Short-term debt and current portion of long-term debt (Note 12)	Ps.	12,613,913	Ps.	7,213,627
Accounts payable and accrued liabilities (Note 11)		10,964,663		10,094,376
Taxes payable		1,853,218		1,253,302
Related parties (Note 15)		44,669		340,573
Deferred revenues		2,699,385		1,562,309
Total current liabilities		28,175,848		20,464,187
Long-term debt (Note 12)		38,352,001		20,514,262
Deferred taxes (Note 17)		2,048,542		2,115,444
Deferred credits		552		17,739
Total liabilities		68,576,943		43,111,632
Stockholders' equity (Note 16):				
Capital stock		4,130,660		4,138,936
Stock premium		386,493		386,493
Retained earnings:				
Prior years		6,314,952		6,537,389
Net income (loss) for the year		1,490,036		(167,269)
		7,804,988		6,370,120
Other accumulated comprehensive income items		(1,068,675)		3,545,882
Total majority stockholders' equity		11,253,466		14,441,431
Minority interest		33,427,696		41,184,559
Total stockholders' equity		44,681,162		55,625,990
Total liabilities and stockholders' equity	Ps.	113,258,105	Ps.	98,737,622

See accompanying notes.

América Telecom, S.A. de C.V. and Subsidiaries
(Thousands of Mexican pesos, except earnings per share, with purchasing power at December 31, 2002)

		Year ended December 31,		
		2002		2001
Operating revenues:				
Services:				
Usage charges	Ps.	31,600,539	Ps.	27,144,404
Monthly rent		10,353,323		5,380,460
Long-distance		4,762,061		4,070,345
Other services		1,510,647		1,888,443
Telephone equipment sales and other:				
Sales of handsets and accessories		6,920,417		3,825,251
Other revenues		2,314,395		1,412,753
		57,461,382		43,721,656
Operating costs and expenses:				
Cost of sales and services		24,412,549		18,752,636
Commercial, administrative and general		12,106,185		11,765,857
Depreciation and amortization (Notes 6 to 8)		8,294,058		4,732,37[illegible]
Impairment in equity investment in subsidiaries and affiliates (Note 8)		39,236		2,051,169
		44,852,028		37,302,035
Operating income		12,609,354		6,419,621
Comprehensive financing cost:				
Interest income		1,406,573		859,610
Interest expense		(2,739,543)		(1,119,484)
Exchange loss, net		(1,603,430)		(365,610)
Monetary position gain (loss), net		3,008,782		(780,416)
Other financing (expenses) income, net		(1,208,082)		765,230
		(1,135,700)		(640,670)

		Year ended December 31, 2002		2001
Other income, net		275,060		407,052
Income before income tax and employee profit sharing		11,748,714		6,186,003
Provisions for:				
Income tax (Note 17)		3,084,454		3,161,501
Asset tax		8,126		2,413
Employee profit sharing		194,580		201,670
		3,287,160		3,365,584
Income before equity interest in results of affiliates		8,461,554		2,820,419
Equity in net results of affiliates		(4,010,537)		(3,911,595)
Net income (loss)	Ps.	4,451,017	Ps.	(1,091,176)
Distribution of net income (loss):				
Majority interest	Ps.	1,490,036	Ps.	(167,269)
Minority interest		2,960,981		(923,907)
Net income (loss)	Ps.	4,451,017	Ps.	(1,091,176)
Weighted average number of common shares outstanding (millions)		3,752		3,765
Majority interest earnings (loss) per share	Ps.	0.397	Ps.	(0.022)

See accompanying notes

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

América Telecom, S.A. de C.V. and Subsidiaries
(Thousands of Mexican pesos with purchasing power at December 31, 2002)

	Capital Stock	Stock premium	Retained earnings: Reserve for purchase of Company's own shares	Retained earnings: Unappropriated
Balance at December 31, 2000	Ps. 4,138,936	Ps. 386,493		Ps. 7,694,597
Creation of reserve for purchase of Company's own shares			Ps. 1,585,500	(1,585,500)
Cash purchase of subsidiary's shares				(1,157,208)
Comprehensive loss:				
Net loss for the year				(167,269)
Other comprehensive income items:				
Dividends paid by subsidiary				
Results from holding non-monetary assets				
Effect of deferred income tax on result from holding non-monetary assets				
Effect of translation of foreign entities of subsidiary				
Comprehensive loss				
Balance at December 31, 2001	4,138,936	386,493	1,585,500	4,784,620
Cash purchase of Company's own balances	(8,276)		(102,635)	
Cash purchase of subsidiary's own shares				47,467
Comprehensive income:				
Net income for the year				1,490,036
Other comprehensive income items:				
Dividends paid by subsidiary				
Results from holding non-monetary assets				
Effect of deferred income tax on results from holding non-monetary assets				
Effect of translation of foreign entities of subsidiary				
Comprehensive loss				
Balance at December 31, 2002	Ps. 4,130,660	Ps. 386,493	Ps. 1,482,865	Ps. 6,322,123

Retained earnings

Total	Other accumulated comprehensive income items	Total majority stockholders' equity	Minority interest	Comprehensive loss	Total stockholders' equity
Ps. 7,694,597	Ps. 4,228,009	Ps. 16,448,035	Ps. 49,253,133		Ps. 65,701,168
(1,157,208)		(1,157,208)	(6,266,250)		(7,423,458)
(167,269)		(167,269)	(923,907)	(1,091,176)	(1,091,176)
			(409,350)		(409,350)
	(673,172)	(673,172)	(596,352)	(1,269,524)	(1,269,524)
	105,870	105,870	229,057	334,927	334,927
	(114,825)	(114,825)	(101,772)	(216,597)	(216,597)
				Ps. (2,242,370)	
6,370,120	3,545,882	14,441,431	41,184,559		55,625,990
(102,635)		(110,911)			(110,911)
47,467		47,467	(2,155,559)		(2,108,092)
1,490,036		1,490,036	2,960,981	4,451,017	4,451,017
			(399,451)		(399,451)
	643,760	643,760	1,235,459	1,879,219	1,879,219
	(139,678)	(139,678)	(285,779)	(425,457)	(425,457)
	(5,118,639)	(5,118,639)	(9,112,514)	(14,231,153)	(14,231,153)
				Ps. (8,326,374)	
Ps. 7,804,988	Ps. (1,068,675)	Ps. 11,253,466	Ps. 33,427,696		Ps. 44,681,162

See accompanying notes.

FILE No. 82-5251

ONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

América Telecom, S.A. de C.V. and Subsidiaries
(Thousands of Mexican pesos with purchasing power at December 31, 2002)

		Years ended December 31, 2002		2001
Operating activities:				
Net income (loss)	Ps.	4,451,017	Ps.	(1,091,176)
Add (deduct) items not requiring the use of resources:				
Depreciation		6,180,189		3,771,521
Amortization		2,113,869		960,852
Deferred income tax		(374,180)		(291,966)
Impairment in affiliates		39,236		2,051,169
Equity in results of affiliates		4,010,537		3,911,595
Changes in operating assets and liabilities:				
Decrease (increase) in:				
Accounts receivable		(1,625,793)		167,921
Prepaid expenses and other current assets		(245,747)		(46,219)
Inventories		594,706		308,798
Increase (decrease) in:				
Accounts payable and accrued liabilities		868,526		(1,376,621)
Related parties		914,534		(886,727)
Deferred revenues and credits		1,060,755		330,889
Taxes payable		599,916		966,727
Resources provided by operating activities		18,587,565		8,776,763
Financing activities:				
New loans		42,455,394		19,596,795
Repayment of loans		(19,215,609)		(7,068,493)
Decrease in capital stock and retained earnings due to purchase of Company's own shares		(2,219,003)		(7,423,458)
Cash dividends paid		(399,451)		(409,380)
Resources provided by financing activities		20,621,331		4,695,464

Consolidate Statements of Changes in Financial Pc ion

		Years ended December 31,	
		2002	2001
Investing activities:			
Investment in plant, property and equipment		(24,512,258)	(11,699,676)
Investment in subsidiaries and affiliated companies		361,714	(13,869,894)
Initial cash from companies acquired		1,502,253	
Investment in licenses		(13,243,040)	(279,610)
Investment in trademarks		(6,537,011)	
Investment in marketable securities		9,761,923	(9,450,422)
Resources used in investing activities		(32,666,419)	(35,299,602)
Net increase (decrease) in cash and short-term investments		6,542,477	(21,827,375)
Cash and short-term investments at beginning of year		2,672,093	24,499,468
Cash and short-term investments at end of year	Ps.	9,214,570	Ps. 2,672,093

See accompanying notes.

América Telecom, S.A. de C.V. and Subsidiaries
(Thousands of Mexican pesos with purchasing power at December 31, 2002)

1. Description of the Business

a) Spin-off from Carso Global Telecom, S.A. de C.V.

The spin-off of the companies that now comprise América Telecom, S.A. de C.V. and subsidiaries (collectively the Company or América Telecom) from Carso Global Telecom, S.A. de C.V. (Telecom) was approved at an extraordinary stockholders' meeting held on November 30, 2001. As a result of the spin-off, América Telecom was established as a Mexican corporation, independent of Telecom, to which specified assets, liabilities and equity were transferred (basically the investment in América Móvil, S.A. de C.V. and subsidiaries).

The principal assets of América Telecom at December 31, 2002 and 2001 consist of the equity investment in América Móvil, S.A. de C.V. and subsidiaries (hereinafter América Móvil) and in another company, all in the telecommunications sector.

Teléfonos de México, S.A. de C.V. (Telmex), a subsidiary of Telecom, and Radiomóvil Dipsa, S.A. de C.V., (Telcel), a significant subsidiary of América Telecom, have extensive operational relationships, including, among others, the interconnection of their respective networks and the use of facilities, particularly the co-location on premises owned by Telmex. These operational relationships are subject to various agreements, which for the most part, were in place prior to the spin-off. Most of these agreements are subject to specific regulations governing all telecommunications operations. The terms of these agreements are similar to those on which each Company does business with other unaffiliated parties.

Neither Telecom nor América Telecom owns any capital stock in the other. In the spin-off, each Telecom stockholder became the holder of an equal number of América Telecom shares of the same series and, as a result, both companies are controlled by the same group of stockholders. However, the relationship between Telecom and América Telecom is limited to: a) agreements related to the spin-off and b) commercial relationships in the ordinary course of business between a major fixed-line network operator and a major wireless network operator as described above.

b) Acquisition of subsidiaries

During 2002 América Telecom, through its subsidiaries América Movil, S.A. de C.V., Bell Canada International, Inc. (BCI) and SBC International, Inc. (SBCI) initiated a restructuring of Telecom Américas, Ltd. (TA), exclusively for the purpose of maintaining equity investments in Brazilian cellular phone companies. Among other consequences, this restructuring resulted in the acquisition of Comunicación

Celular, S.A. de C.V. and subsidiaries (Comcel) as of February 2002, as well as the Company's acquisition of BCI and SBCI's equity interest in Telecom Américas as of July 2002; consequently, the financial statements of Comcel and TA have been consolidated with those of América Telecom since February and July, respectively. See Note 8 for additional information.

c) Operations of Company

América Telecom is a leading provider of wireless communications services in Mexico through its subsidiary Radiomóvil Dipsa, S.A. de C.V., which operates under the tradename "Telcel". América Telecom has the most extensive nationwide cellular telecommunications coverage in Mexico.

Additionally, América Telecom has equity investments in subsidiaries and affiliated companies in the telecommunications sector in Guatemala, Ecuador, Brazil, Argentina, Colombia, Nicaragua and the United States.

At December 31, 2002 and 2001, the America Telecom's equity interest in its principal subsidiaries and affiliated companies is as follows:

Name of company	Location	Equity interest at December 31, (5) 2002	2001
Subsidiaries: (1)			
América Móvil, S.A. de C.V.:	Mexico	32.8 %	31.6 %
Sercotel, S.A. de C.V.	Mexico	100.0	100.0
Radiomóvil Dipsa, S.A. de C.V.	Mexico	100.0	100.0
TracFone Wireless, Inc.	USA	97.8	97.8
Telecom Américas, Ltd.: (2)	Bermuda	96.5	45.5
ATL-Algar Telecom Leste, S.A.	Brazil	96.5	26.8
Americel, S.A.	Brazil	78.7	34.1
Telet, S.A.	Brazil	78.6	35.3
Tess, S.A.	Brazil	96.5	45.5
América Central Tel, S.A. (ACT): (3)	Guatemala	96.9	94.9
Telecomunicaciones de Guatemala, S.A. (TELGUA)	Guatemala	96.0	93.8

Servicios de Comunicaciones Personales Inalámbricas, S.A., (Sercom)	Guatemala	96.0	93.8
Telglob, S.A.	Guatemala	99.9	99.9
Telefonía Publica de Guatemala, S.A. (Publitel)	Guatemala	99.9	99.9
Comunicación Celular, S.A. (Comcel): (4)	Colombia	95.7	35.3
Occidente y Caribe Celular, S.A. (Occel)	Colombia	95.9	28.6
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (Conecel)	Ecuador	80.6	61.3
Techtel-LMDS Comunicaciones Interactivas, S.A.	Argentina	60.0	27.3
Corporativo Empresarial de Comunicaciones, S.A de C.V.	Mexico	99.9	99.9
Affiliates: (1)			
CompUSA, Inc.	USA	49.0	49.0
Organización Recuperadora de Cartera, S.A. de C.V.	Mexico	45.0	45.0
Genesis Telecom C.A.	Venezuela	49.0	26.8
Iberbanda, S.A.	Spain	26.9	[illegible]
Network Access Solutions	USA	2.0	2.0
SBC International Puerto Rico, Inc.	Puerto Rico		50.0
Empresas Cablevisión, S.A. de C.V.	MExico		49.0
ATL-Algar Telecom Leste, S.A.	Brazil		41.0

(1) See Note 8 for a description of movements in subsidiaries and affiliates

(2) The name "Telecom Américas" as used herein refers collectively to the companies ATL, Americel, Telet and Tess

(3) Includes Nicaragua operations

(4) The name "Comcel" as used herein refers to the companies Comcel and Occel collectively

(5) Percentage equity interest of América Móvil

América Telecom through its subsidiaries Telcel, Sercom, Conecel, Comcel, Techtel and Telecom Américas, basically, has licenses to install, operate and manage mobile telecommunications services in Mexico, Guatemala, Nicaragua, Ecuador, Colombia, Argentina and Brazil. Such licenses will expire on various dates between the years 2008 and 2018.

Except as mentioned in the following paragraphs, the licenses granted to the company do not require to make royalty payments to the respective governments.

As payment for the 800 megahertz (Band B) licenses awarded in Mexico, the Mexican Federal government receives a percentage of Telcel's gross annual revenues ranging from 5% to 10% derived from the licenses awarded to Telcel in Mexico.

Under the terms of the concessions granted in Colombia, Comcel is required to make quarterly royalty payments to that country's Ministry of Communications based on a percentage of its total revenues.

The subsidiary Telgua provides fixed-line telephone service.

In December 2002, the Mexican Federal government awarded Telcel a license, among other things, to install, operate and manage basic radiotelephone domestic and international long-distance and data transmission services in Mexico. The term of the license is for 15 years, which may be extended at the discretion of the government.

In February 2003, ATL, Americel, Telet y Tess reached an agreement with the National Telecommunications Agency in Brazil (Anatel) to migrate the wireless services each provides under license from a mobile cellular communications system (SMC) to a mobile access system (PCS), among others, the main difference is that under the PCS system, there is certainty that the concession will be renewed for an additional 15 years, subject to payment of a percentage of revenues to the brazilian government.

2. Significant Accounting Policies

The most important accounting policies and practices followed in the preparation of these financial statements are described below:

a) Consolidation

The consolidated financial statements include the accounts of América Telecom and those of the subsidiaries mentioned in Note 1. All of the companies operate in the telecommunications sector or provide services to companies operating in such sector.

All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Minority interest relates to the interest of América Móvil and its foreign subsidiaries.

b) Revenue recognition

The Company's revenues includes: usage charges, monthly rent, incoming interconnection, long-distance charges, proceeds from sales of handsets and accessories and charges for other services.

Revenues are generally recognized at the time services are provided. Those services are either under prepaid plans (calling cards) or under contract (post-payment), in both cases, airtime sales revenues are recognized as a customer uses the airtime or when the card expires in the case of prepayments.

Except for Mexico and Colombia, monthly basic rent under non-prepaid plans is billed based on the rates approved by the regulatory authorities in the respective countries. For Mexico and Colombia, basic monthly rent is billed one month in advance and recognized as revenues in the month the service is provided

Revenues from interconnections, which consist of calls of other carriers that enter the Company's own cellular network (incoming interconnections), are recognized at the time the service is provided. Such services are billed based on rates previously agreed with the other carriers, which are regulated by the respective authorities.

Sales of handsets and accessories, which are for the most part made to authorized distributors, are recorded as revenue upon shipment, provided that there are no Company obligation to hold or store or for possible damages in handling merchandise. The cost of telephone equipment delivered to customers under non-prepaid plans is charged to income at the time the respective agreements are signed.

Telgua's revenues fr m fixed-line telephone installation fees nd recognized over the estimated useful life of subscribers.

TracFone resells cell lar airtime on a prepaid basis through etailers to customers who use telephones equipped with TracF ne software. TracFone does not own a ellular infrastructure but purchases airtime from carriers throug out the United States. TracFone provides ervices within the continental United States.

c) Basis of translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries and affiliates, located in Guatemala, Ecuador, Colombia, Argentina, Brazil and the United States, which in the aggregate account for approximately 29% and 22% of the Company's total operating revenues, and approximately 58% and 35% of the Company's total assets in 2002 and 2001, respectively, are translated into Mexican pesos in conformity with Mexican accounting Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations, issued by the Mexican Institute of Public Accountants (MIPA), as follows:

The figures reported by the subsidiaries abroad were adjusted to conform to Mexican GAAP.

All balance sheet accounts, except for stockholders' equity accounts, were translated at the prevailing exchange rate at year-end; stockholders' equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of operations accounts were translated at the closing exchange rate for the reporting period.

At December 31, 2002 and 2001, the translation loss aggregated Ps. 14,485,059 and Ps. 363,254, respectively. Such amounts are included in stockholders' equity under the caption "Other accumulated [illegible]

The Company's financial statements at December 31, 2001 were restated to constant Mexican pesos with purchasing power at December 31, 2002, based on the annual rate of inflation in Mexico. The effects of inflation and variances in exchange rates were not material.

d) Recognition of the effects of inflation

The Company recognizes the effects of inflation on financial information as required by Mexican accounting Bulletin B-10, Accounting Recognition of the Effects of Inflation on Financial Information, issued by the Mexican Institute of Public Accountants. Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of constant Mexican pesos as of December 31, 2002. Accordingly, the financial statements have been restated as follows:

Plant, property and equipment and construction in progress were restated as described in Note 6. Depreciation is computed on the restated value of using the straight-line method based on the estimated useful lives of the related assets, starting the month after the assets are available for use.

Inventories are presented at estimated replacement cost, not in excess of market values. Cost of sales represents estimated replacement cost at the time inventories were sold, restated in constant pesos at year-end.

Capital stock, retained earnings and other non-monetary assets were restated using adjustment factors obtained from the Mexican National Consumer Price Index (NCPI) published by the Banco de México.

Other accumulated comprehensive income items include the deficit from restatement of stockholders' equity, which consists of the accumulated monetary position gain determined at the time the provisions of Bulletin B-10 were first applied, which at December 31, 2002 aggregates Ps. 15,842, the result from holding non-monetary assets, which represents the net difference between restatement by the specific indexation method (see Note 6) and restatement based on the NCPI, deferred taxes allocated to equity for the result from holding non-monetary assets and the effect of translation of foreign subsidiaries.

The net monetary position gain (loss) represents the effect of inflation on monetary assets and liabilities. The related amounts were included in the statements of operations under the caption Comprehensive financing cost.

Mexican accounting Bulletin B-12, Statement of Changes in Financial Position, specifies the appropriate presentation of the statement of changes in financial position based on financial statements restated in constant Mexican pesos in accordance with Bulletin B-10. Bulletin B-12 identifies the sources and applications of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos. In accordance with this Bulletin, unrealized monetary and foreign exchange gains and losses are not included in the determination of resources provided by operating activities.

e) Cash and short-term investments

Cash and short-term investments are represented principally by bank deposits and highly liquid investments with maturities of three months or less, stated at cost plus accrued interest, not in excess of market value.

f) Marketable securities

This caption includes bonds issued by foreign governments, equity securities and corporate bonds held for trading purposes, which were valued at market.

g) Allowance for doubtful accounts

Doubtful accounts are provided for based on the operating conditions of each subsidiary. Accounts are provided for when they are between 90 and 120 days overdue.

h) Licenses

The licenses to operate wireless telecommunications networks are amortized using the straight-line method over the term of the license. The licenses to operate wireless mobile (PCS) in México, Guatemala, Ecuador, Colombia, Brazil and Argentina are being amortized in periods ranging from 15 to 20 years.

i) Trademarks

Trademarks are recorded at their market values, as determined by independent expert using the discounted cash-flow technique. Trademarks relate principally to subsidiaries over which the Company acquired control in 2002 Telecom Américas and Comcel trademarks (See Note 8).

j) Equity investments in affiliates

The investment in shares of affiliates in which the Company holds an equity interest of 10% or more and over which it exercises significant influence is valued using the equity method. This accounting method consists basically of recognizing the investor's equity interest in the results of operations and the stockholders' equity of the investees at the time such results are determined. (See Note 8).

k) Goodwill

Goodwill represents the excess of cost over the fair value of the net assets of acquired subsidiaries and affiliates and is amortized using the straight-line method over a ten-year period.

l) Exchange differences

Transactions in foreign currencies are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are charged or credited directly to income of the year.

m) Employee benefits obligations

The cost of seniority premiums is recognized during the years of service of employees based on actuarial computations made by independent actuaries using the projected unit-credit method and financial hypotheses net of inflation, as required by Mexican accounting Bulletin D-3, Labor Obligations issued by the Mexican Institute of Public Accountants (See Note 10). Termination payments are charged to income in the year in which the decision to dismiss an employee is made.

n) Income tax and employee profit sharing

The Company recognizes deferred taxes, on virtually all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the financial statements are issued, in conformity Mexican accounting Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Profit Sharing, issued by the Mexican Institute of Public Accountants. Accordingly, the income tax provision includes both current year and deferred income tax. (See Note 17 for additional information.)

o) Comprehensive income (loss)

In conformity with Bulletin B-4, Comprehensive Income, issued by the Mexican Institute of Public Accountants, comprehensive loss in América Telecom, consists of current year net income or loss shown in the statement of operations plus the current year result from holding non-monetary assets, the effects of translation of foreign entities, the minority interest and the effect of deferred taxes applied directly to stockholders' equity.

p) Earnings per share

The Company determined earnings per share by dividing current year majority net income by the average weighted number of shares issued and outstanding during the period, as specified in Mexican accounting Bulletin B-14, Earnings per share, issued by the Mexican Institute of Public Accountants. To determine the average weighted number of shares issued and outstanding in 2002 and 2001, the number of repurchased treasury shares has been excluded from the computation.

q) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and in the accompanying notes. Actual results could differ from these estimates.

r) Concentration of risk

The Company invests a portion of its surplus cash in deposits in financial institutions with strong credit ratings and has established guidelines relating to diversification and maturities to maintain safety and liquidity. The Company has not experienced any important losses in its marketable securities. América

Telecom does not believe it has significant concentrations of credit risks in its accounts receivable, because the Company's customer base is geographically diverse, thus spreading the trade credit risk.

The Company operates internationally; consequently, it is exposed to market risks for fluctuations in exchange rates and other events.

Approximately 56% and 67% of the Company's aggregate interconnection expenditures in its cellular network for the years ended December 31, 2002 and 2001, respectively, represented services rendered from one supplier: approximately 80% and 75% of the aggregate cost of telephone equipment for such periods represented purchases from three suppliers; and approximately 85% and 90% of telephone plant purchases were made from two suppliers.

If any of these suppliers fails to provide the Company with services or equipment on a timely and cost effective basis, the Company's business and results of operations could be adversely affected.

Financial instruments

The Company follows the requirements of Bulletin C-2, Financial Instruments, issued by the Mexican Institute of Public Accountants, which, established the rules to be observed by issuers of and investors in financial instruments when valuing, presenting and disclosing these instruments in their financial information. Bulletin C-2 requires that financial instruments (derivatives) be recognized as assets and liabilities and that the determined gains and losses on such instruments be credited and charged, respectively, to income, except for those instruments that are considered to be and that actually function as asset and liability hedges.

With the aim of reducing its financing costs, the Company uses derivatives such as cross-currency swaps and exchange-rate forward contracts. Gains and losses under these contracts are credited or charged to income using the accrual method, net of the gains or losses on the hedged risks.

Recent accounting pronouncements

In January 2002, the Mexican Institute of Public Accountants issued the new Bulletin C-8, Intangible Assets (C-8), which is effective for fiscal years beginning on or after January 1, 2003, and defines intangible assets as costs incurred and rights or privileges acquired that generate a future economic benefit. Bulletin C-8 defines reserves and development (R&D) expenses and specifies that only development expense may be amortized into expenses of a future period.

Also, this Bulletin specifies that goodwill and intangible assets with indefinite useful lives, excluding those that have been recorded previously, are not to be amortized, but instead evaluated annually for impairment. Goodwill and intangible assets with defined useful lives must be amortized over such useful lives.

The Company will adopt the requirements of Bulletin C-8 in 2003, and has concluded that its trademarks have an undefined useful life and, accordingly, they will be evaluated annually for impairment. Consequently, the effects of adopting this new accounting bulletin are not expected to have an important effect on the Company's financial position or on its results of operations.

In December 2001, the Mexican Institute of Public Accountants issued Bulletin C-9, Liabilities, Provisions, Contingent Assets and Liabilities and Commitments, which is effective for fiscal years beginning on or after January 1, 2003, although earlier observance is recommended. Bulletin C-9 replaces the previous Bulletin C-9, Liabilities, and Bulletin C-12, Contingencies and Commitments, and, among other things, is more precise in defining provisions, accrued liabilities and contingent liabilities, and it contains new requirements with respect to the recording of provisions, the use of the present value and the early retirement of debt securities or their replacement by a new debt issue.

Although the Company has not concluded its evaluation of the effects of adopting this new accounting pronouncement, management does not believe adoption of the new requirements will have a material effect on the Company's financial position or on its results of operations.

u) Reclassifications

Some amounts shown in the 2001 financial statements as originally issued have been reclassified for uniformity of presentation with 2002.

3. Marketable Securities

A summary of marketable securities as of December 31, 2002 and 2001 is as follows:

	2002		2001	
	Cost	Fair Value	Cost	Fair Value
Corporate bonds			Ps. 2,989,861	Ps. 3,204,774
Notes			6,594,751	6,757,889
Government bonds	Ps. 1,167,839	Ps. 1,247,525	789,015	806,473
Equity securities	463,307	204,915	445,227	445,227
	Ps. 1,631,146	Ps. 1,452,440	Ps. 10,818,854	Ps. 11,214,363

During 2002, net unrealized losses on equity securities were Ps. 258,392.

In 2003, the Company sold all of its government bonds. A net gain of Ps. 29.2 million was realized.

4. Accounts Receivable

Accounts receivable consist of the following:

	2002	2001
Subscribers	Ps. 2,995,495	Ps. 2,343,896
Cellular operators for interconnections	391,486	337,148
Retailers	2,502,712	1,616,769
Creditable taxes	346,809	128,842
Other	460,177	371,223
	6,696,679	4,797,878
Less: Allowance for doubtful accounts	(423,811)	(150,803)
Total	Ps. 6,272,868	Ps. 4,647,075

5. Inventories

Inventories consist of the following:

	2002	2001
Cellular telephones and accessories	Ps. 3,039,824	Ps. 3,630,753
Less:		
Reserve for obsolete inventory	(32,040)	(28,263)
Total	Ps. 3,007,784	Ps. 3,602,490

6. Plant, Property and Equipment

a) Plant, property and equipment consist of the following:

		2002		2001
Telephone plant and equipment	Ps.	65,256,053	Ps.	34,845,919
Land and buildings		6,762,094		4,799,466
Other assets		11,558,170		7,076,407
		83,576,317		46,721,792
Accumulated depreciation		(27,816,895)		(14,126,876)
Net		55,759,422		32,594,916
Construction in progress and advances to equipment suppliers and contractors		3,858,628		7,530,202
Inventories for use in construction of the telephone plant		970,581		2,131,444
Total	Ps.	60,588,631	Ps.	42,256,562

Included in plant, property and equipment are the following assets held under capital leases:

		2002		2001
Assets under capital leases	Ps.	43,361	Ps.	46,334
Accumulated depreciation		(42,352)		(39,816)
	Ps.	1,009	Ps.	6,518

b) Depreciation expense for the years ended December 31, 2002 and 2001 was Ps. 6,180,189 and Ps. 3,771,521, respectively.

c) Through December 31, 1996, items comprising the telephone plant in Mexico were restated based on the acquisition date and cost, applying the factor derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the National Banking and Securities Commission (NBSC).

Effective January 1, 1997, Bulletin B-10 eliminated the use of appraisals to present telephone plant, property and equipment in the financial statements. At December 31, 2002 and 2001 this caption was restated as follows:

The December 31, 1996 appraisal value of the imported telephone plant, as well as the cost of subsequent additions to such plant, were restated based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date (specific indexation factors).

The appraised value of land, buildings and other fixed assets of domestic origin at December 31, 1996, and the cost of subsequent additions to such assets were restated based on the NCPI.

At December 31, 2002, approximately 74% of the value of the telephone plant, property and equipment (88% in 2001) has been restated using specific indexation factors.

d) Following are the plant, property and equipment amounts at December 31, 2002 and 2001, restated on the basis of the 2002 NCPI (starting with the appraised values at December 31, 1996), to meet NBSC disclosure requirements with respect to the restatement of fixed assets based on specific indexation factors:

		2002		2001
Telephone plant and equipment	Ps.	67,037,473	Ps.	37,513,216
Land and buildings		6,022,435		5,187,901
Other assets		11,585,348		7,373,383
		84,645,256		50,074,500
Accumulated depreciation		(27,784,330)		(14,417,181)
Net		56,860,926		35,657,319
Construction in progress and advances to equipment suppliers and contractors		3,858,628		7,530,202
Inventories for use in construction of the telephone plant		970,581		2,131,444
Total	Ps.	61,690,135	Ps.	45,318,965

. Licenses

As of December 31, 2002 and 2001 licenses are as follows:

		2002		2001
Investment	Ps.	19,209,187	Ps.	3,768,824
Accumulated amortization		(3,835,053)		(1,153,434)
Total	Ps.	15,374,134	Ps.	2,615,390

The increase in licenses, is due to the valuation of licenses obtained as a result of corporate acquisitions during 2002 (See Note 8).

Amortization expense for the years ended December 31, 2002 and 2001 was Ps. 484,296, and Ps. 294,429, respectively.

8. Investments

An analysis at December 31, 2002 and 2001 is as follows:

		2002		2001
Investments in:				
Affiliates	Ps.	2,799,484	Ps.	24,183,676
Other investments		365,675		584,858
Total	Ps.	3,165,159	Ps.	24,768,534

I. Investments in affiliates

An analysis of equity investments in affiliated companies at December 31, 2002 and 2001, and a brief description of major acquisitions is as follows:

		2002		2001
CompUSA, Inc.	Ps.	2,341,627	Ps.	4,138,041
Organización Recuperadora de Cartera, S.A. de C.V.		457,857		450,660
Telecom Américas, Ltd. (1)				13,703,102
ATL-Algar Telecom Leste, S.A. (1)				2,997,879
SBC International Puerto Rico, Inc.				2,190,979
Empresas Cablevisión, S.A. de C.V.				703,015
Total	Ps.	2,799,484	Ps.	24,183,676

(1) See equity investments in subsidiaries.

SBC International Puerto Rico

In January 2002, the Company sold its 50% equity interest in SBC International Puerto Rico, Inc. (SBCI Puerto Rico) to SBCI for US$ 106 million in cash and an option for US$ 173 million expiring in three years to acquirer from SBCI its interest in Telecom Américas.

In June 2002, the Company exercised the option and in July 2002 it acquired 11.9% of the shares of Telecom Américas owned by SBCI at that date. This acquisition required no payment by the Company. A gain of Ps. 218,359 was recognized as a result of this transaction which is included under the caption other income net in the statement of operations.

Empresas Cablevisión

In April 2002, the Company sold its 49%equity interest in Empresas Cablevisión, S.A. de C.V. and subsidiaries in a public offering through the Mexican Stock Exchange for Ps. 1,987,087, realizing a gain of Ps. 1,283,130 on the sale, which is included under the caption other income net in the statement of operations.

At December 31, 2002 and 2001, the Company charged Ps. 39,236 and Ps. 2,051,169, respectively, results of operations for the impairment in the value of non-strategic affiliates Eurotec, S.A. in 2002 and ARBROS Communications, Inc, Iberbanda, Network Access and Armillaire in 2001.

The Company's equity in the net loss of CompUSA at December 31, 2002 includes an impairment of its goodwill as reported in its financial statements of Ps. 2,055,608, which is included in the statement of operations in the caption "Equity in net results of affiliates".

Also, the equity in the 2001 net loss of Telecom Américas includes an impairment to the value of this company's subsidiaries in the amount of Ps. 1,234,885, which is presented under the caption "Equity in net results of affiliates."

II. Investments in subsidiaries

An analysis of the most important equity investments in subsidiaries is as follows:

a) **América Móvil (number of shares in thousands)**

During 2002, América Telecom acquired additional shares of América Móvil for Ps. 469,677, generating goodwill of Ps. 140,719. At December 31, 2002, the unamortized balance was Ps. 124,302.

An analysis of the number of América Móvil shares directly or indirectly owned by América Telecom and the related percentage equity interest in the former is as follow:

	Number of shares		% equity interest	
Series	2002	2001	2002	2001
AA	2,500,000	2,500,000	19.36	18.94
A	48,139	48,139	0.37	0.36
L	1,692,802	1,624,688	13.10	12.31
			32.83	31.61

As explained in detail in subsequent paragraphs, during 2002, the Company made several acquisitions. The results of operations of the acquired entities were incorporated into the Company's financial statements in the month following the acquisition date through December 31, 2002.

All of the Company acquisitions were recorded using the purchase method. The purchase prices of net acquired assets were allocated based on their estimated market values, as follows:

	Historical amounts at acquisition date		
	Telecom Américas	Comcel	Total
Current assets	Ps. 2,435,731	Ps 1,768,050	Ps. 4,203,781
Fixed assets	7,799,518	2,425,596	10,225,114
Licenses	11,503,294	2,463,257	13,966,551
Other assets	3,640,325	378,190	4,018,515
Goodwill	15,902,141	2,347,431	18,249,572
Less:			
Current liabilities	8,034,752	2,826,944	10,861,696
Long-term debt	4,891,172	7,000,347	11,891,519
Net assets (liabilities)	Ps. 28,355,085	Ps. (444,767)	Ps. 27,910,318
% equity interest acquired	51%	93.42%	
Net acquired assets	Ps. 14,461,093	Ps. -	Ps. 14,461,093
Amount paid	5,190,734	4,904,010	10,094,744
Negative (positive) goodwill generated	Ps. 9,270,359	Ps. (4,904,010)	Ps. 4,366,349

Through appraisals made by independent experts, the Company determined the fair value of its plant and equipment and the value of trademarks acquired. Consequently, goodwill in both Telecom Américas and Comcel and the negative and (positive) goodwill shown in the preceding table were applied as follows:

		Historical amounts at acquisition date		
		Telecom Américas		Comcel
Goodwill at the beginning	Ps.	15,902,141	Ps.	2,347,431
(Negative) positive goodwill generated on acquisitions		(9,270,359)		4,904,010
Amount applied to trademarks		(4,558,125)		(1,788,488)
Amount applied to plant and equipment		(2,073,657)		(2,477,090)
Remaining goodwill	Ps.	-	Ps.	2,985,863

b) Telecom Américas

a) Incorporation and additional capital contributions

In November 2000, the Company entered into an agreement with Bell Canada International Inc. (BCI) and SBC International, Inc. (SBCI) to form Telecom Américas, Ltd., a joint venture company that will serve the three parties as the major vehicle for expansion in Latin America. Under this agreement each party was committed to make the following contributions to the joint venture:

América Telecom contributed to Telecom Américas approximately US$ 164.9 million in cash and US$ 1,007.5 million in notes. In addition, the Company contributed (i) its equity interest in ATL-Algar Telecom Leste S.A. ("ATL") (a Brazilian Band B wireless operator), and (ii) in August 2001, its equity interest in Techtel-LMDS Comunicaciones Interactivas, S.A. and Telstar, S.A., broadband wireless operators in Argentina.

BCI contributed notes for approximately US$ 964 million to Telecom Américas. In addition, BCI contributed its equity interest in (i) the Brazilian cellular phone operators Americel, S.A. and Telet, S.A.; (ii) Canbrás Communications Corp., S.A., a Brazilian supplier of cable television and internet access services, (iii) Colombian cellular phone operators Comunicación Celular, S.A. (Comcel) and Occidente y Caribe Celular, S.A. (Occel); and (iv) Génesis Telecom, C.A. a broadband cellular operator in Venezuela.

SBCI contributed its equity interest in ATL.

As mentioned previously, as part of the formation of Telecom Américas, BCI and América Móvil contributed notes for US$ 964 million and US$ 1,007.5 million, respectively, subject to cancellation. On July 13, 2001, BCI and América Móvil cancelled notes for a total of US$ 275 million and US$ 141 million, respectively.

In addition, during the first half of 2001 América Móvil, BCI and SBCI contributed US$ 107 million, US$ 97 million and US$ 30 million, respectively, to cover obligations of its affiliates through Telecom Américas.

As a result of these transactions, BCI's equity interest in Telecom Américas was reduced to 41.7% (from 44.27%); América Móvil's equity interest was increased to 45.5% (from 44.27%) and SBCI's equity interest was increased to 12.8% (from 11.46%).

b) Restructuring and additional capitalizations

In February 2002, Telecom Américas was restructured to maintain exclusively investments in cellular companies in Brazil. According to the agreement, América Telecom transferred to Telecom Américas its 41% equity interest in the Brazilian ATL plus US$ 80 million in cash, Telecom Américas transferred its 77.1% and 60% equity interest in Comcel and Techtel respectively to América Móvil; its 76% equity interest in Canbras to BCI; and its 59% equity interest in Genesis equally to América Móvil and BCI. BCI, SBCI and AM's equity interest in TA did not change as a result of the restructuring.

In April 2002, Telecom Américas issued to a financial investor 1,844 convertible preferred shares with no voting rights, which at that date represented 6.9% of the capital stock of Telecom Américas. The preferred shares may be converted to common shares at any time at option of the holder. Preferred share have no voting rights, or right to representation in the board of directors meetings. As of 2006, holders will have the right to sell half the preferred shares back to the Company at a price based on the preferred settlement plus interest at a nominal rate and, likewise, as of 2006, the Company will have the right to purchase half of the share at the same price.

c) Purchase of the equity investments of BCI and SBCI

As previously mentioned, in January 2002, SBCI provided the Company the option to acquire SBCI's equity investment in Telecom Américas. America Telecom exercised this option in June 2002 and acquired a 11.9% equity interest in Telecom Américas.

In order to continue expanding its share in the Brazilian market, in May 2002, América Telecom acquired BCI's 39.1% equity interest in Telecom Américas at that date. The purchase price was approximately US$ 370 million, which consisted of US $150 million in cash and a non-bearing interest promissory note in the amount of US $220 million payable in March 2003.

The early payment of its obligations to BCI enabled the Company to obtain a discount of U.S. $8 million.

As a result of the previously mentioned transactions and new capitalizations, at December 31, 2002, América Telecom has a 96.5% equity interest in Telecom Américas.

The wireless property of Telecom Américas in Brazil includes the Band B cellular operations of de ATL, Tess, Telet and Americel. ATL operates in the states of Río de Janeiro and Espírito Santo; Tess operates in the State of Sao Paulo (both in the outlying areas and in metropolitan Sao Paulo); Telet operates in the State of Rio Grande do Sul; and Americel operates in seven states in the midwestern and northern regions of Brazil.

In November 2002, Telecom Américas incorporated three new companies in Brazil -Alecan Telecomunicaciones, Ltda; Albra Telecomunicaciones, Ltda and Stemar Telecomunicaciones Ltda to operate and manage the new D and E band licenses awarded by the Brazilian government.

c) Comcel

Comunicación Celular S.A. (Comcel) and Occidente y Caribe S.A. (Occel) provide wireless telecommunications service in Colombia's eastern and western regions, respectively. América Telecom acquired its investment in Comcel and Occel in 2002 as a result of the restructuring of Telecom Américas and increased its interest to the present levels through a series of capitalized investments made in 2002. The Company currently holds a 95.7% equity interest in Comcel and a 95.9% equity investment in Occel. Occel operates under the trade name "Comcel".

d) Techtel-LMDS Comunicaciones Interactivas

América Móvil holds a 60% equity interest in Telcel Wireless Argentina, LLC (Telcel Argentina), which, in turn, controls Techtel, a company that provides video and data transfer, as well as added value telecommunications services. América Telecom acquired its equity interest in Techtel in 2002 as a result of the restructuring of Telecom Américas.

During 2002, America Móvil invested approximately US$ 154 million to acquire minority interests in Conecel, Comcel, and ACT. As a result, the Company increased its equity interest in these subsidiaries by approximately 19.3%, 11.6% and 2.0%, respectively.

Other minor acquisitions made by the Company in 2002 and 2001 aggregated Ps. 340,000 and Ps. 87,610, respectively.

The following consolidated pro forma financial data for the years ended December 31, 2002 and 2001 have not been audited and are based on the Company's historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and (ii) certain accounting adjustments related to the amortization of goodwill and licenses, a reduction in interest income derived from the decrease in cash as a result of the previously-mentioned purchases and adjustments to depreciation of the net fixed assets of the acquired companies.

The pro forma adjustments assume that the purchases were made at the beginning of 2001 and are based on information available at the time and other assumptions management considers reasonable. The pro forma financial information is not intended to indicate what the effect on the Company would have been had the transactions in question actually occurred, nor are they intended to predict the Company's results of operations.

	Unaudited Pro Forma Consolidated Figures - América Telecom years ended December 31,		
		2002	2001
Operating revenues:	Ps.	20,254,255	Ps. 15,423,753
Net income (loss)		1,386,678	(1,900,243
Earnings (loss) per share (in Mexican pesos)		0.369	(0.504

III. Goodwill

An analysis of goodwill at December 31, 2002 and 2001 is as follows:

		2002		2001
Goodwill:				
Subsidiaries	Ps.	9,029,881	Ps.	5,174,142
Affiliates				486,687
		9,029,881		5,660,829
Accumulated amortization		(2,880,883)		(1,160,915)
Total	Ps.	6,148,998	Ps.	4,499,914

Amortization expense for the years ended December 31, 2002 and 2001 was Ps. 1,629,573 and Ps. .423, respectively.

9. Financial Instruments

As part of its exchange hedging strategy, the Company uses derivative instruments to minimize the d impact of exchange differences. At December 31, 2002, the Company has short-term exchange hedges covering assets and liabilities in the amount of USD 195 million and USD 270 million, respectively. The Company recognized a net charge on these hedges in current year results of operations in the amount of Ps. 140,337 recorded under exchange differences.

With the aim of reducing its financing costs, the Company has contracted cross-currency swaps whereby, during the terms of the agreements or on previously established dates, cash flows are exchanged between the parties in the amount obtained by applying the agreed interest and exchange rates to the specified base amount. Swaps are recorded in results of operations at their market value. At December 31, 2002, the Company had cross-currency swaps for a base amount of USD 208.8 million. The Company had no instruments of this type at December 31, 2001.

10. Employee Benefits Obligations

In 1994, Telcel set up an irrevocable trust fund to cover the payment of the obligations for seniority premiums. It adopted the policy of making annual contributions to the fund. No contributions were made to the fund in 2002 and 2001.

The transition asset, past services and variances in assumptions are amortized over a thirteen-year period, which is the estimated average remaining working lifetime of Telcel's employees.

In 2002 and 2001, seniority premium expense totaled Ps. 1,769 and Ps. 1,308, respectively.

An analysis of the net period cost for 2002 and 2001 is as follows:

		2002		2001
Service cost	Ps.	1,699	Ps.	1,325
Financial cost of projected benefit obligations		327		215
Return on plan assets		(236)		(205)
Amortization of past service costs		(21)		(27)
Net period cost	Ps.	1,769	Ps.	1,308

An analysis of the seniority premium reserve at December 31, 2002 and 2001 is as follows:

		2002		2001
Projected benefit obligation	Ps.	6,477	Ps.	4,872
Plan assets		(2,648)		(2,620)
Transition asset		53		61
Actuarial gain		1,014		879
Net projected liability	Ps.	4,896	Ps.	3,192
Current net liability	Ps.	3,829	Ps.	2,252
Current benefit obligation	Ps.	6,477	Ps.	4,872

The current net liability was included in the balance sheet under the caption Other accounts payable and accrued liabilities.

The net of inflation rates used to determine the actuarial present value of benefit obligations at December 31, 2002 and 2001 are presented below:

	2002	2001
Discount rate	6.8%	7.8%
Rate of compensation increase	1.9%	1.9%
Expected return on plan assets	6.8%	6.8%

11. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

		2002		2001
Suppliers	Ps.	7,104,892	Ps.	8,706,772
Guarantee deposits		329,168		419,971
Accrued expenses		2,583,287		727,812
Interest payable		899,149		224,375
Others		48,167		15,445
Total	Ps.	10,964,663	Ps.	10,094,375

12. Debt

The Company's long - and short- term debt consists of the following:

Currency	Items	2002 Rate	Maturity from 2003 to
Dollars			
	Bank note	3.40%	2003
	Loans from JP Morgan Chase Bank	L + 1.36 to L + 1.25	2005
	Exim Bank loans	L+.20 to L+1.65	2009
	Syndicated loans (3)	L+.75 to L+1.35	2007
	Fixed-rate securities (1)	3.62%	2004
	Lines of credit	L-.34 to L+1.50	2006
	Suppliers	3.1675% to 10%	2004
	Others	UMBNDES 4.5% to UMBNDES 5.0%	2008
	Subtotal dollars		
Mexican pesos			
	Domestic senior notes ("Certificados Bursátiles")	(5)	2009
	Commercial paper	7.69%	2003
	Lines of credit	$TIIE_{28}$ +1	2004
	Senior Notes (Pagaré Bursátil)	$TIIE_{28}$ +1	2004
	Subtotal Mexican pesos		
Reais			
	Syndicated loans	TJLP + 2.80% to TJLP +5.00%	2007
	Fixed-rent securities	CDI + 1.20	NA
	Purchase of licenses	12% + Inflation	2010
	Subtotal Reais		
Other Currencies (2)			
	Lines of credit	9%	2003
	Financial leasing	13%	2005
	Subtotal other currencies		
	Total Debt		
	Less: short-term debt and current portion of long-term debt		
	Long-term debt		

total 2002	2001 Rate	Maturity from 2002 to	Total 2001
$ 386,390			
2,724,413	L+ 1.36	2007	$ 1,216,543
8,452,503	L+.20 a L+1.65	2008	7,290,227
10,312,500	L+.525 A L+1.00	2005	4,831,705
3,232,392			
7,378,588	L+.625 a L+1.50	2006	4,192,551
619,049	4.98% a 7.81%	2003	570,652
752,810			
33,858,645			18,101,678
10,000,000	(6)	2006	5,285,000
1,029,591			
800,000	TIIE + 1	2002 y 2004	528,500
1,140,900	TIIE + 1	2002 y 2004	3,810,485
12,970,491			9,623,985
2,186,250			
890,196			
887,463			
3,963,909			
171,717			
1,152	8.75%	2003	2,226
172,869			2,226
50,965,914			27,727,889
12,613,913			7,213,627
$ 38,352,001			$ 20,514,262

1) The BCI note for Ps. 1,753,125 d[illegible] not bear interest and was paic[illegible] March 2003.
2) Other currencies includes Quetzal[illegible]
3) The syndicated loan for US $ 4[illegible] million is guaranteed by Tel[illegible] América Móvil and Telgua.
4) 10.40% to 11.33%; TIIE28 + [illegible]; Cetes91 + 1.05 a Cetes91 + [illegible]8; Cetes182 + 1.00 to Cetes182 + [illegible]20
5) 11.33%; TIIE28 + .35; Cetes182 + [illegible]20

The interest rates shown above do not include the effect of reimbursement of withholding taxes. The average weighted cost of the debt at December 31, 2002 (including interest, commissions and reimbursement of withholding tax to creditors) was approximately 7.60% (6.96% at December 31, 2001).

The short-term debt at December 31, 2002 in the aggregate amount of Ps. 12,500,028 consists of domestic senior notes in the amount of Ps. 1,750,000, fixed rate securities of Ps. 2,643,221 a bank note of Ps. 386,390, Commercial paper of Ps. 1,028,239 loans from JP Morgan of Ps. 1,280,658, syndicated and other loans of Ps. 5,411,520, at a weighted average interest rate of 6.25% (Ps. 4,280,411 in 2001, consisting of lines of credit of Ps. 2,461,183, syndicated loans of Ps. 966,341 and other loans of Ps. 852,886, at a weighted average interest rate of 4.21%).

Maturities of long-term debt at December 31, 2002 are as follows:

Years		Amount
2004	Ps.	9,566,212
2005		13,645,666
2006		7,837,500
2007		4,650,937
2008 and thereafter		2,651,686
Total	Ps.	38,352,001

Lines of credit guaranteed by Export Credit Agencies

During 2001 and 2002, the Company opened lines of credit up to US$ 1,080 million guaranteed by Export Credit Agencies to purchase telecommunications equipment. Drawings on these lines of credit are repayable semiannually and bear interest at rates ranging from LIBOR plus 0.20% to LIBOR plus 1.65% and have maturities between 2005 and 2009.

Senior Notes (Pagarés Bursátiles)

In 2001, América Telecom issued a medium-term note in the amount of Ps. 3,810,485, bearing interest, payable monthly, at the TIIE rate plus one percentage point. At December 31, 2002, the outstanding balance payable was Ps. 1,140,900.

Loans guaranteed by shares

In 2001, América Telecom obtained a loan of US $ 124,185 thousand from JP Morgan Chase Bank (Chase). As a guarantee, América Telecom delivered 9,700,000 ADRs representing 194 million series "L" shares of América Móvil, which will be returned to América Telecom in 2003, at which time the loan is repayable. The loan bears interest, which is payable quarterly, at the LIBOR rate plus 1.36%.

In addition, in 2002, the Company obtained loans for a total of US $ 140,000 thousand from JP Morgan Chase Bank. As a guarantee, América Telecom delivered 9,942,778 ADRs representing 199 million series "L" shares of América Móvil, which will be retained to América Telecom in 2005, at which time the loans are repayable. The loans bear interest which is payable quarterly, at the LIBOR rate plus 1.25%.

Syndicated loans

During 2001 and 2002, the Company entered into syndicated loan agreements for US$500, US$ 200 and US$ 400 million.

In respect to the first loan of US$ 500 million, US$ 100 million was repaid in 2002 and the remaining US$ 400 million is due in January 2005, bearing interest at the LIBOR rate plus 1.0%,

The second loan for US$ 200 million is due in May 2005, bearing interest at the LIBOR rate plus 1.0%.

The last loan for US$ 400 million has been structured into three tranches (credits A, B and C for US$121, US$137 and US$142 million, respectively) with maturities in 2003, 2005 and 2007, bearing interest at the LIBOR rate plus 0.75%, LIBOR rate plus 1.10% and LIBOR rate plus 1.35%, respectively.

BNDES

At December 31, 2002, ATL, Tess and Americel have outstanding syndicated loans provided with resources of the Brazilian Development bank Banco Nacional de Desenvolvimiento Económico e Social ("BNDES"). These loans are principally denominated in reais, with a portion indexed to US dollars. The principal amount of the loan is approximately R$750 million plus the equivalent in reais of approximately US$ 73 million in foreign currencies. Maturity dates of credits in reais are from 2006 to 2008 and bear interest at a fleeting rate established by the Brazilian Central Bank (TJLP) plus a spread from 2.80% to 5.0%.

Purchase of licenses

As previously mentioned (see Note 8), in November de 2002 the Company purchased from the Brazilian government licenses to operate and manage wireless communications services in the "D" and "E" bands. The equivalent price for such licenses was US$ 116.7 million, of which the Company has paid the equivalent of US$ 40.9 million. The outstanding balance will be paid in six equal annual installments. The first payment will be made in November 2005 (see Note 8). The principal amount is to be restated based on the Brazilian general price index and bears interest at the annual rate of 12%.

Domestic Senior Notes ("Certificados Bursatiles")

In August 2001 and January 2002, the National Securities Commission authorized the Company to establish two programs for the issuance of domestic senior notes guaranteed by Telcel for Ps. 5,000 million each

During 2001, the Company made three issues of the first program of Ps. 1,500, Ps. 1,750 and Ps. 1,750 million, with maturities in 2006, 2003 and 2006 respectively, bearing interest at the annual rate of 11.33%, "TIIE" rate at 28 days plus 0.35% and CETES at 182 days plus 1.20%, respectively.

During 2002, the Company made seven issues of the second program for amounts ranging from Ps. 400 to Ps. 1,250 million, with maturities ranging from 3 to 7 years. Three issuances bear a fixed annual interest rate ranging from 10.40% to 10.45% and the remaining four issuances bear a floating interest rate established as a percentage of the CETES rate.

The above-mentioned loans are subject to certain restrictive covenants with respect to maintaining certain financial ratios, taking on additional debt and selling off certain Group assets, among others. At December 31, 2002, the Company has met all of these requirements.

At December 31, 2002, 84% of the total outstanding consolidated debt is guaranteed by Telcel.

13. Foreign Currency Position and Transactions

a) At December 31, 2002 and 2001, América Móvil had the following foreign-currency denominated assets and liabilities:

	Foreign currency	
	2002	2001
Assets		
US dollar	439,603	1,836,088
Quetzal	431,953	1,007,472
Real	1,941,403	
Colombian peso	240,504,850	
Liabilities		
US dollar	(4,011,340)	(2,422,604)
Quetzal	(1,107,026)	(1,067,537)
Real	(1,540,374)	
Colombian peso	(288,604,674)	

...xchange rates used to translate the above-mentioned amounts into Mexican pesos were Ps. 10.31 and Ps. 9.14 per US dollar at December 31, 2002 and 2001, respectively, and Ps. 1.34 and Ps. 1.15 per quetzal; Ps. 2.91 and Ps. 3.94 per real and Ps. 0.0035 and Ps. 0.0041 per Colombian peso, respectively. At February 25, 2003 the exchange rate of the Mexican peso relative to the US dollar, quetzal, real and Colombian peso were Ps. 11.05 per US dollar, Ps. 1.40 per quetzal, Ps. 3.06 per real and Ps. 0.004 per Colombian peso.

b) In the years ended December 31, 2002 and 2001, the Company had the following transactions denominated in foreign currencies. Currencies other than the US dollar (real, quetzal and Colombian peso) were translated to US dollars using the average exchange rate for the year.

	US dollars (thousands)	
	2002	2001
Net settlement revenues	1,711,259	1,048,464
Interest income	115,835	63,799
Interest expense	153,585	91,024
Operating costs and expenses	2,408,335	1,655,682
Other (expense) products, net	(109,558)	95,808

14. Commitments and Contingencies

a) The Company leases certain equipment used in its operations under capital leases. At December 31, 2002, the Company had the following commitments under non-cancelable leases:

	Year ended December 31,		Amount
	2003	Ps.	1,161
	2004		22
	2005		-
Total			1,183
Less interest			(3[illegible])
Present value of minimum rental payments			1,152
Less current installments			1,130
Long-term obligations at December 31, 2002		Ps.	22

b) As of December 31, 2002, the Company has entered into various leases (as a lessee) with related parties for the buildings in which its offices are located, as well as with owners of property where the Company has installed radio bases. The leases expire within one to five years (with certain exceptions) Rent charged to expenses in 2002 and 2001 aggregated, Ps. 331,518 and Ps. 238,111, respectively Following is an analysis of minimum rental payments due in the next five years. In some cases, the amount will be increased either based on the NCPI or on the appraisal values of the property.

Year ended December 31,		Amount
2003	Ps.	275,755
2004		260,067
2005		260,035
2006		260,035
2007 and thereafter		260,035
	Ps.	1,315,927

c) Under Mexican legislation, Carso Global Telecom, S.A. de C.V. is jointly and severally liable for obligations transferred to América Telecom pursuant to the spin-off for a period of three years from the date of publication of the spin-off resolution. Such liability, however, does not extend to any obligation with a creditor that has given its express consent relieving Telecom of such liability and approving the spin-off. Telecom may not be released from such commitments without the consent of the respective beneficiaries.

d) Under Mexican legislation, Telmex remains jointly and severally liable for obligations transferred to América Móvil pursuant to the spin-off for a period of three years beginning September 25, 2000, the date on which the spin-off was approved by Telmex stockholders. Such liability, however, does not extend to any obligation with a creditor that has given its express consent relieving Telmex from such liability and approving the spin-off.

In conformity with clause eleven of the post spin-off master agreement between Telmex and América Móvil, Telmex is obligated to indemnify and hold America Movil harmless from any and all claims resulting from any liability or direct or contingent contingency which was to be paid by Telmex as a result of Telmex's spin-off; and America Movil is obligated to indemnify and hold Telmex harmless from any liability or direct or contingent contingency which was expressly transmitted to be paid by America Movil as a result of Telmex's spin-off.

Telcel

e) In November 1995, a competitor of Telcel that provides cellular telephone services reported Telmex and Telcel to COFECO, the Mexican Federal Competition Commission, for alleged monopolistic practices. In July 2001, COFECO ruled that Telmex was responsible for certain of the alleged monopolistic practices. The ruling did not find Telcel responsible for such practices.

Certain administrative proceedings were commenced in January, June and July 2001 by COFECO against Telcel for alleged monopolistic practices related to the wireless telecommunications industry. In May 2002, COFECO ruled against Telcel in connection with the proceeding begun in January. Telcel appealed this ruling in June 2002. In September 2002, COFECO ruled against such appeal. Telcel filed a lawsuit against such ruling in January 2003, resolution of which is still pending.

With respect to the administrative proceeding commenced in June 2001, COFECO ruled against Telcel in January 2003. Telcel will appeal such ruling within the alloted terms.

Finally, with respect to the administrative prc :eeding commenced in July 2001, COFECO will issue its ruling shortly.

If Telcel is unsuccessful in contesting these findings penalties could include material fines or specific regulations applicable to Telcel.

CompUSA

f) In 2000, COC Service Limited filed a lawsuit against CompUSA and other defendants, including James Halpin, the Company's former CEO. The suit alleges, among other things, breach of contract, tortuous interference and conspiracy. The jury trial for the case commenced on January 16, 2001 and concluded on February 8, 2001, with the jury ruling against CompUSA and requiring payment of actual damages of US $ 90 million and exemplary damages of US $ 94.5 million. The verdict also awarded actual and punitive damages of US $ 90 million and US $ 175 million against Mr. Halpin. Actual and punitive damages were also awarded against the other defendants.

In March 2001, CompUSA appealed thi judgment and in May 2001, the court issued a ruling in favor of CompUSA indicating that COC was not entitled to payment of any damages by either CompUSA or Mr. Halpin, having grantec the motion for judgment notwithholding the verdict.

The court ruled against the other defendants. COC has appealed the court ruling in favor of CompUSA and Mr. Halpin. The other defendants have appealed the judgment against them. CompUSA and its legal counsel believe that CompUSA has significant grounds for a successful defense of COC's appeal.

At December 2002, no amount has been accrued for this matter by CompUSA as it is not possible to estimate the possible loss or range of loss that might be incurred.

If CompUSA or Mr. Halpin are not successful in defense of their position on appeal, the financial position and results of operations of CompUSA could be materially and adversely affected.

Telgua

g) In June 2000, the executive branch of the Guatemalan government issued statements concerning Empresa Guatemalteca de Telecomunicaciones ("Guatel"), the Guatemalan state agency that conducted the privatization of Telgua. The statements indicated that certain actions of Guatel during the privatization of Telgua were contrary to the interests of the Guatemalan State.

In September 2000 the Guatemalan government commenced judicial proceedings against Guatel, Telgua, and certain other parties involved in the privatization of Telgua, challenging the validity of such privatization under Guatemalan law and seeking reversal of such privatization.

In October 2001, the Guatemalan State announced a governmental accord issued by the President of Guatemala and the Cabinet Ministers establishing the principal terms and conditions of a settlement agreement among the Guatemalan State, Telgua Guatel and American Central Tel, S.A. ("ACT," formerly Luca, S.A.), and ordering the Attorney General of Guatemala to enter into such agreement in the name and on behalf of the Guatemalan State.

Under the terms of this settlement agreement, Telgua agreed, among other things: (i) to undertake a fixed, mobile, rural and internet telephone development project within Guatemala, to be completed within a period of three years, to consist of an investment of at least 1,950 million quetzales (approximately US $ 246 million), and (ii) to establish a total of 380,000 public, mobile and rural telephone and internet lines. In addition, as part of the settlement agreement, ACT agreed to pay Guatel the sum of US $ 350 million, which was the balance owed under the agreement for the sale of Telgua shares between Guatel, as the seller, and ACT as the buyer, in October 1998, plus accrued interest through the date of actual payment.

On October 31, 2001, (i) ACT paid Guatel a total of US$ 452 million, corresponding to the balance owed under the agreement for the sale of Telgua shares, plus accrued interest as of such date, and (ii) Guatel instructed Citibank N.A. to release the collateral consisting of 95% of the capital stock of Telgua, which was pledged in 1998 as guarantee of payment of the sales price for the shares of Telgua.

Pursuant to the settlement agreement, the Guatemalan State, ACT and Telgua have agreed to abandon all pending litigation and related actions with respect to this matter.

During 2002, a group of persons presented to the Guatemalan courts certain claims challenging the validity of the aforesaid settlement agreement by and between the Guatemala State, Telgua, Guatel, America Central Tel, S.A. (ACT, formerly Luca, S.A.). The abandonment of pending litigations and other related actions will not be resolved until the Guatemalan courts have ruled on the validity of the settlement agreements.

ITI-GEDO

Judicial proceedings were commenced in the United States District Court for the Sourthern District of New York in March 2001 by International Telecom, Inc ("ITI") against Generadora Eléctrica de Oriente, S.A. ("GEDO"), Antonio Jorge Alvarez and Telgua, alleging breach of contract, tortious interference with contract and fraud in connection with an international telecommunications service agreement. On March 26, 2002, the court granted Telgua's motion to dismiss the case against it for lack of jurisdiction, finding that Telgua has insufficient contacts with New York to subject it to jurisdiction in that forum. On May 28, 2002, the court denied ITI's motion for reargument of the case. ITI or GEDO may appeal the decision to the United States Second Circuit Court of Appeals once a final judgment is rendered following trial of the remaining issues in the case. The court has not yet scheduled a trial date.

Comcel

Value Added Tax

h) The Colombian tax authorities have required Comcel to amend its income tax returns in connection with sales reported during 1994 and 1995, contending that Comcel has not declared the value-added taxes on cellular activation fees. The amount claimed by the tax authorities as of December 31, 2002, including fines and interest, amounted to approximately Ps. 19 billion Colombian pesos. In the opinion of Comcel, all the income has been appropriately declared and the Company has paid the value-added tax for all the periods in question; therefore, Comcel has made no provisions for this contingency.

Voice/IP

On March 13, 2000, the Colombian Superintendencia de Industria y Comercio (SIC) issued Resolution No. 4954, requiring Comcel to pay a fine of Ps. 234 million Colombian pesos. In addition to this administrative fine, the SIC ordered Comcel to pay damages to other long distance operators. Comcel requested an administrative review of the decision, which was denied in June 2000. Comcel's appeal was rejected in November 2000. Comcel resubmitted the appeal in February 2001, but it was not until December 11, 2002 that the courts ruled in Comcel's favor and ordered the SIC to recognize the appeal with respect to the ruling; consequently the matter was remitted to the competent court for further study. The long distance operators estimated their damages to be US $70 million, an assertion currently being evaluated by the SIC. A final decision is expected in March 2004.

Nokia Guaranty

On December 31, 2002, the Company granted a payment guarantee to Nokia OYJ with respect to payment of obligations assumed by Comcel under the Agreement to Provide Equipment and Render Related Services for a Cellular Telephone Network using GSM/GPRS/EDGE Technology executed by and between Comcel and Nokia OYJ. The total amount guaranteed is of approximately US$80 million.

i) On December 31, 2002, the Company granted a payment guarantee to Nokia OYJ with respect to payment obligations assumed by Conecel under the Agreement to Provide Equipment and Render-Related Services for a Cellular Telephone Network using GSM/GPRS/EDGE Technology Agreement executed among Conecel and Nokia OYJ. The total amount guaranteed is of approximately US$45 million.

Minority Put Option

Pursuant to the Put Option Agreement dated as of March 8, 2000, minority stockholders are entitled to require the Company to acquire their interest in Wireless Ecuador, LLC subject to certain conditions. As of December 2002, such minority stockholders are still entitled to require the Company to acquire (i) during the first quarter of 2004, up to 75% of their interest in Wireless Ecuador, LLC at the put option exercise date; and (ii) during the first quarter of 2006, up to 95% of their interest in Wireless Ecuador, LLC at the put exercise date.

The exercise price shall be the price per capital unit ("Unit") valid at the time the option is exercised multiplied by the number of Units that Cempresa (the selling stockholder) sells to the Company. If there are no events that modify the price per unit, such price shall be US$363.00, which is the result of multiplying US$1.21 (price per share of Conecel) by the result of dividing 300,000,000 (the number of shares owned by Wireless Ecuador of Conecel) by 1,000,000 (the number of Units of Wireless Ecuador). The following are considered events that modify the price per Unit: (i) The merger or consolidation of Wireless Ecuador or Conecel; (ii) the spin-off or split-up of Wireless Ecuador or Conecel; and (iii) the capitalization or change in the type of Units or shares of Wireless Ecuador or Conecel which modifies the number or value of such shares.

ATL-Algar Telecom Leste

k) In the final quarter of 2001, the Company replaced Williams Communications, Inc. as Guarantor of one third of a loan granted by Banco Nacional de Desenvolvimiento Económico y Social of Brazil "BNDES" to ATL.

Tess and ATL-Algar Telecom Leste

l) There is a dispute between the Brazilian Agência Nacional de Telecomunicações ANATEL ("ANATEL") and the affiliates Tess S.A. ("Tess") and ATL-Algar Telecom Leste S.A. ("ATL") with respect to the calculation of inflation-related adjustments due from Tess and ATL under the respective concession agreements. Payment of the concession prices under each of such agreements was due 40% upon execution of the agreement and 60% in three equal annual installments (subject to inflation-related adjustments and interest) starting in 1999. Both companies have made the concession payments, but ANATEL has rejected the companies' calculation of the inflation-related adjustments and requested payment of the alleged differences. The companies have filed actions in the Brazilian courts seeking resolution of the disputes. The court of first instance ruled against ATL in October 2001 and subsequently ATL filed appeals, which are pending. No ruling has been handed down to date in respect of the action filed by Tess. The aggregate contested amounts were approximately R$362.7 million (including potential penalties and interest) at December, 31, 2002.

Arbros

m) In May 2001, América Móvil guaranteed a bank loan to ARBROS for up to US$100 million. In May 2002, the Company had to face such liability and paid US$100 million to Credit Suisse. The

Company has substituted in all the rights of Credit Suisse under such credit agreement and currently analyzes different actions for the recovery of part or the totality of such amount.

15. Related Parties

a) Following is an analysis of balances due from/to related parties as of December 31, 2002 and 2001.

		2002		2001
Accounts receivable:				
Telecom Américas, Ltd.			Ps.	1,149,556
Teléfonos de México, S.A. de C.V.	Ps.	486,864		532,734
Sanborns Hermanos, S.A. de C.V.		60,860		42,177
Sears Roebuck, S.A. de C.V.		20,272		25,502
Teléfonos del Noroeste, S.A. de C.V.		16,156		11,398
Seguros Inbursa, S.A. de C.V.				3,967
Others		1,977		31,233
	Ps.	586,129	Ps.	1,796,567

		2002		2001
Accounts payable:				
Fuerza Guardina Inbursa, S.A.		22,560		
Consorcio Red Uno, S.A. de C.V.		18,151		
Alquiladora de Casas, S.A. de C.V.		206	Ps.	237,438
Carso Global Telecom, S.A. de C.V.				41,796
Compañía de Teléfonos Bienes y Raíces, S.A. de C.V.		318		8,891
Others		3,434		52,448
Total	Ps.	44,669	Ps.	340,573

b) At December 31, 2001, marketable securities include notes of Ps. 6,006,732 issued by related parties.

Interest earned on such instruments for the years ended December 31, 2002 and 2001 were Ps. 78,240 and Ps. 386,433, respectively.

c) In the years ended December 31, 2002 and 2001 the Company had the following significant transactions with related parties, mainly with Telmex:

	2002	2001
Revenues:		
CPP interconnection fees (1)	Ps. 8,412,366	Ps. 8,099,766
Services provided	70,980	
Costs and expenses:		
Payments of long-distance, circuits and others (2)	3,498,696	3,675,558
Commercial, administrative and general:		
Advertising	455,005	455,619
Other expenses (income)	182,216	(105,686)
Commissions paid	58,273	6,337

(1) Interconnection fees from the "Calling Party Pays" program (CPP): incoming calls from a fixed-line telephone to a wireless telephone. Prior to the spin-off Telcel had entered into interconnection agreements with Telmex. The interconnection agreements specify a number of connection points, locations of interconnection points, the method by which signals must be transmitted and received and the costs and fees of interconnection.

(2) Includes: a) Interconnection (cost): payments of interconnection for outgoing calls from the wireless network to the fixed-line network. b) Long distance: payments for the use of national and international long-distance; c) leases of buildings and other cellular space

d) Telcel has entered into various leasing and co-location agreements with a subsidiary of Telmex. Under these agreements, Telcel pays monthly fees for the use of Telmex's antenna and repeater space, and has the right to install its interconnection radio frequency equipment.

e) The Company purchases materials and services from related parties under terms no less favorable than it could obtain from unaffiliated parties. Such materials and services include insurance and bank services provided by Grupo Financiero Inburso, S.A. and certain subsidiaries.

16. Stockholders' Equity

a) The shares of América Telecom were authorized and issued pursuant to a resolution adopted at a Telecom stockholders' meeting held on November 30, 2001, approving the spin-off (see Note 1) Capital stock at December 31, 2002 and 2001 is Ps. 4,134,606 (Ps. 959,156 historical) and Ps

4,138,936 (Ps. 967,250 nominal amount), respectively, represented by 3,740,379 (thousand) and 3,772,204 (thousand) Series A-1 common, registered shares with no par value at December 31, 2002 and 2001, respectively, representing fixed minimum capital. In addition, the Company's bylaws provide for the issuance of series A 2 variable capital shares. At December 31, 2002, no variable capital shares have been issued.

b) During 2002, the Company repurchased 16,886,700 of its own shares for Ps. $4,330. At the date of the audit report on these financial statements, there are 194,697,777 treasury shares for re-placement.

c) At the date of the incorporation of América Telecom, it was agreed to set up a reserve of Ps. 1,585,500 (Ps. 1,500,000 nominal amount) for the purchase of the Company's own shares. In addition, the maximum amount of capital stock that may be affected by the repurchase of the Company's own shares is Ps. 60,000 (nominal amount).

d) In conformity with the Mexican Corporations Act, at least 5% of the net income of each year must be appropriated to increase the legal reserve until it reaches 20% of the capital stock issued and outstanding

17. Income Tax, Asset Tax and Employee Profit Sharing

a) Mexico

1) Income tax shown in the statements of operations corresponds to income tax determined individually for the Company and for each of its subsidiaries. In addition, the Ministry of Finance and Public Credit authorized América Móvil to consolidate its tax results with the result of its Mexican subsidiaries, except for GCA, effective January 1, 2002.

2) Asset tax for the years ended December 31, 2001 and 2002 was Ps. 1,316,572 and Ps. 112,166, respectively. Such amounts were paid by crediting income tax paid in such years. Asset tax for the year ended December 31, 2002, was determined on a consolidated basis.

For the year ended December 31, 2002, América Telecom reported individually taxable income of Ps. 10,850, against which it carried forward tax losses from prior years of Ps. 753 (the Company reported a tax loss of Ps. 716 in 2001).

3) The corporate income tax rate for the years 2002 and 2001 was 35%. However, corporate taxpayers had the option of deferring a portion sc that the annual tax payable represented 30% of taxable income. The earnings on which there was a deferral of taxes had to be controlled in a so-called "net reinvested tax profit account" ("CUFINRE"). This was basically to clearly identify the earnings on which the taxpayer had opted to defer payment of corporate income tax. The option of deferring a portion of annual income tax was eliminated effective January 1, 2002.

Since the Company opted for this tax deferral, earnings will be considered to be distributed first from the "CUFINRE" account and any excess will be paid from the "net tax profit account" ("CUFIN") so as to pay the 5% deferred tax.

4) Any distribution of earnings in excess of the above-mentioned account balances will be subject to payment corporate income tax at the enacted rate at that time.

An analysis of income tax charged to results of operations for the years ended December 31, 2002 and 2001 is as follows:

		2002		2001
Current year income tax of Mexican subsidiaries	Ps.	3,186,735	Ps.	3,338,121
Current year income tax of foreign subsidiaries		271,899		115,346
Deferred income tax		(374,180)		(291,966)
Total	Ps.	3,084,454	Ps.	3,161,501

5) At December 31, 2002, the balance of the Restated Contributed Capital Account (CUCA), the Net Tax Profit account (CUFIN), and Net Reinvested Tax Profit account (CUFINRE) were Ps. 4,338,072, Ps. 7,855,614 and Ps. 7,895, respectively (Ps. 4,336,882, Ps. 7,741,907 and Ps. 5,769 in 2001).

6) A reconciliati on of t e enacted capital income tax rate to the effective rate recognized by the Company for fin ncial r porting purposes is as follows:

	December 31	
	2002	2001
Statutory income tax rate in Mexico	35.0%	35.0%
Financing costs	0.2	1.8
Goodwill	0.5	0.7
Impairment in affiliates		1.0
Sale of shares of affiliates	(4.5)	
Others	(2.9)	5.4
Effective tax rate on Mexican operations	28.3	43.9
Revenues and costs of foreign subsidiaries	(2.0)	7.3
Effective tax rate	26.3%	51.2%

7) The temporary differences on which the Company recognized deferred taxes in the years ended December 31, 2002 and 2001, were as follows:

	December 31,	
	2002	2001
Deferred tax assets		
Liability provisions	Ps. (1,155,073)	Ps. (467,086)
Other	(66,804)	(80,803)
Deferred revenues	(469,774)	(341,135)
Tax losses to be carried forward	(5,455,178)	(388,459)
Asset tax	(10,409)	(2,678)
	(7,157,238)	(1,280,161)
Deferred tax liabilities		
Fixed assets	1,811,578	1,376,373
Inventories	696,148	1,049,721
Licenses	561,364	588,006
	3,069,090	3,014,100
Valuation allowance	6,136,690	381,505
Deferred income tax liability	Ps. 2,048,542	Ps. 2,115,444

On January 1, 2002, a annual one-percentage point decrease in the corporate income tax rate was approved, starting in 200 , so that in 2005 the rate will be 32%. The effect of this tax rate change on the determination of deferred taxes in future years will represent a credit to result of operations of approximately Ps. 130 million.

The Company's foreign subsidiaries record deferred taxes based on the guidelines established in SFAS-109, which is similar to Mexican accounting Bulletin D-4 issued by the Mexican Institute of Public Accountants. These companies have created a valuation allowance for deferred taxes.

8) The Company is legally required to pay employee profit sharing in addition to the compensations and benefits to which employees are contractually entitled. The statutory employee profit sharing rate in 2002 and 2001 was 10% of taxable income.

b) Foreign Subsidiaries

The foreign subsidiaries determine their income tax based on the individual results of each subsidiary and in conformity with the specific tax regulations of each country. The pretax income (loss) and tax provisions of these subsidiaries in 2002 and 2001 were Ps. 1,279,846 and Ps.(2,356,407) and Ps. 271,899 and Ps. 115,346, respectively.

At December 31, 2002, America Móvil's foreign subsidiaries, principally Telecom Américas and Comcel, have available tax loss carryforwards in conformity with the tax regulations of their respective countries aggregating US$ 1,344 and US$ 482 million, respectively.

The available tax loss carryforward in Brazil has no expiration date; however, the carryforward in a given year may be for no more that 30% of taxable income.

Tax losses in Colombia will expire in 2003 and 2007.

18. Segments

América Telecom operates primarily in one segment (cellular services); however, as mentioned in Note 1b above, the Company has international telecommunications operations in Mexico, Guatemala, Ecuador, Brazil, Argentina, Colombia and United States. The accounting policies of the segments are the same as those described in Note 2.

The following summary shows the most important segment information

	Mexico Corporate	Mexico (Telcel)	Guatemala (includes Nicaraguan operations)	Ecuador	Colombia	Brazil	Argentina	U.S.A.	Eliminations	Consolidated total
December 31, 2002										
Operating revenues	1,213,676	46,007,279	7,260,372	1,231,027	3,095,418	2,593,158	47,164	4,079,664	(8,086,378)	57,461,382
Depreciation and										
amortization	305,254	3,833,522	1,241,304	456,935	898,948	1,767,320		245,948	(455,173)	8,294,058
Operating income	(158,753)	11,866,614	1,683,649	317,432	342,302	(717,669)	42,615	(332,453)	(434,383)	12,609,354
Interest paid	5,290,327	7,871,648	737,496	53,956	306,064	10,768	9,711		(11,540,427)	2,739,543
Segment assets	120,085,034	25,825,335	4,223,079	9,125,522	40,260,000	778,792	1,245,959	(333,097,458)	113,258,105	244,811,842
Plant, property and										
equipment, net	855,154	38,190,447	9,144,358	1,479,622	2,739,859	6,466,195	899,155	404,155	406,686	60,588,631
[illegible]	[illegible]		2,651,470	1,968,660	1,557,629		264,210	482,141	(2,674,282)	6,148,898
[illegible]										
[illegible]	[illegible]									6,537,011
[illegible]		[illegible]	574,939	293,521	2,196,878	10,678,511	221			15,374,134
December 31, 2001										
Operating revenues	25,344	36,276,951	4,237,925	819,940				4,567,221	(2,205,725)	43,721,656
Depreciation and										
amortization	147,066	2,580,000	1,076,898	621,573				338,998	(32,762)	4,732,373
Operating income	(432,064)	7,111,722	1,292,326	(525,756)				(3,016,145)	1,989,538	6,419,621
Interest paid	1,052,805	4,699,411	518,639	122,577					(5,273,978)	1,119,484
Segment assets	72,910,754	110,690,539	27,298,614	4,033,886				1,436,117	(117,632,288)	98,737,622
Plant, property and										
equipment, net	580,440	32,152,464	7,723,645	1,301,948				498,065		42,256,562
Goodwill, net	1,066,772	482,693	789,497	1,950,328				700,454	(489,830)	4,499,914
Licenses, net		1,779,063	517,354	318,973						2,615,390

19. Subsequent Events

a) In January, 2003, América Móvil made a public placement on the Mexican capital market of Ps 1,000 million in floating-rate securities redeemable in three years. These instruments were issued a part of a third Ps. 5,000 million program registered by América Móvil with the NBSC.

b) On January 29, 2003, the Company placed through its subsidiary, Comcel, the equivalent of US 68 million of long term bonds in the Colombian market. These bonds bear annual interest at the rec rate of 7.5%.

c) In February 2003, the Company, through América Móvil, acquired from Millicom Cellulc International a 95% equity interest in the Colombian mobile telephone company Celcaribe, S.A which operates in the Caribbean region of Colombia, for approximately US$ 96 million.

d) In February 2003, Telcel obtained final relief from the proceedings filed against it with respect t the non-deductibility of certain items. As a result, the Company will receive an income tax refund fc those items paid in excess in 2001 of approximately
Ps. 817 million for principal and interest.

e) In March 2003, the Company, through América Móvil, closed an agreement with BellSout Corporation and Verbier to acquired from these companies a 95% equity interest in BSE, S.A., whic operates in the northeast region of Brazil, for approximately US$ 185 million.